

October 10, 2013

Via E-mail
Mr. David Cantor
Principal Executive Officer
Vycor Medical, Inc.
6401 Congress Ave., Suite 140
Boca Raton, FL 33487

> **Re: Vycor Medical, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed April 1, 2013**
>   **File No. 1-34932**

Dear Mr. Cantor:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 9A. Controls and Procedures

1.   We note that you identified a material weakness in your internal control over financial reporting for the fiscal year ended December 31, 2012. Based on your disclosure, it appears that this weakness was ongoing as of the balance sheet date. Given there is substantial overlap between disclosure controls and procedures and internal control over financial reporting and given the nature of the material weakness you disclose that existed in your internal control over financial reporting, please tell us in reasonable detail

the basis for your conclusion that your disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. Refer to SEC Release No. 34-47986 (August 14, 2003), including Section II.E thereof.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief